Exhibit 2

Buenos Aires, March 9, 2012

Messrs.
BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

As required by section 62 of the Buenos Aires Stock Exchange Regulations concerning the authorization, suspension, withdrawal and cancellation of the listing of securities, I hereby inform you that at the Company’s Board of Directors meeting held on March 8, 2012, the following documents were approved: Annual Report, Informative Summary, Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes and Supplemental Exhibits thereto, and the information required by section 68 of the aforementioned regulations, relating to the year ended December 31, 2011, in which a loss of AR$435 million was recorded. Nevertheless, we believe that it is worth pointing out that some interim solutions adopted by the Energy Secretariat, such as the withholding of the funds deriving from the PUREE, have made it possible not only to maintain the investments plan but also to partially absorb the increases recorded in operating costs, although such funds are reflected in our Statement of Income as a liability, rather than as income. During the fiscal year 2011, PUREE funds income amounted to AR$ 338 million.

The amounts disclosed below are stated in thousands of Argentine pesos.

		Year ended December 31, 2011
Result for the year

Ordinary	Loss	435,397
Extraordinary		0
Final	Loss	435,397

Detail of Shareholders’ Equity
Capital Stock – Nominal Value (1)	906,455
Capital Stock – Adjustment to Capital (2)	996,489
Capital Stock- Additional paid-in Capital	18,317
Appropriated Retained Earnings – Legal Reserve	64,008
Accumulated deficit	(670,751)
Total	1,314,518

(1)	Includes 9,412 related to treasury shares.
(2)	Includes 10,347 related to treasury shares.

Empresa Distribuidora y Comercializadora Norte S.A.
Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Furthermore, and as required by clauses o), p) and q) of section 62, we inform the following:

Class of shares	Number of shares	% on Capital Stock

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at 3302 Ortiz de Ocampo Street – Building 4 of the City of Buenos Aires. The class “B” shares are currently traded on the New York Stock Exchange (through American Depositary Shares –”ADSs”) and the Buenos Aires Stock Exchange. As of December 31, 2010, the Company has 9,412,500 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA, domiciled at 3302 Ortiz de Ocampo Street – Building 4 of the City of Buenos Aires, owns 99.99% of the voting shares of EASA.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Furthermore, the Board of Directors proposes the following allocation of the year’s results:

(in thousands of pesos)
Unappropriated retained earnings at beginning of year	122,909
a) Absorption of accumulated deficit	0
b) Legal reserve fund	0
c) Interim cash dividends	0
d) Cash dividends to be distributed	0
e) Acquisition of treasury shares	0
f) Deferred tax recognition adjustment – G.R. 576	(358,263)
g) Loss for the year	(435,397)
Accumulated loss at the end of the year	(670,751)

The Board of Directors does not make any capitalization proposal as the Company’s issued and outstanding capital stock is deemed sufficient.

Yours sincerely,

VÍCTOR AUGUSTO RUIZ
Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.
Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301